Exhibit 99.1

 We create to share  Financial Results for the 3rd Quarter of 2021  November 17, 2021

 ForwardLookingStatements  Cautionary statementregarding onward-lookingstatements  This presentation does not constitute or form part of and should not be construed as an offer to sell any security or an invitation, solicitation, or inducement to purchase or subscribe for any security. This presentation should not be construed and does not constitute either advice or a recommendation regarding the purchase, holding or sale of any security. No representations or warranties, express or implied, are given in, or in respect of the accuracy or completeness of any information included in, this presentation. Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.   The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, except as required by law, to publicly update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.  The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the continuing COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise  We create to share 2

         Director & President  AnastasiosMargaronis  Director &Chief Executive Officer   SemiramisPaliou  Director,Chief Financial Officer,Chief Strategy Officer, Secretary & Treasurer  IoannisZafirakis  Our Executives  Company’s confidence stems from our established track record  We create to share 3  Chief Operating Officer  Eleftherios Papatrifon    MariaDede  Chief Accounting Officer

Diana's key points

36 vessels in the water

+1 vessel TBD*



6 vessels mortgage free**

98.9%

AVERAGE FLEET UTILIZATION***



Kamsarmax 9%
Post-Panamax 10%
Newcastlemax 18%
Panamax 17%
Capesize 46%
4.6 MIL DWT CARRYING CAPACITY



Other 4.0%
Grains 7.0%
Coal 16.0%
Iron Ore 73.0%
38.8 MIL MT CARGO CARRIED 2020



856****

people across sea & ashore

- 31 vessels managed by Diana Shipping Services S.A.
- 5 vessels managed by Diana Wilhelmsen Management Limited

DIANA SHIPPING INC.

*m/v Magnolia (tbr. Leonidas P. C.) expected to be delivered to the Company by February 28, 2022
**As of November 11, 2021
***For the nine months ended September 30, 2021
****As of September 30, 2021
Source: Company

We create to share 4

 We create to share 5  Highlights of the 3rd Quarter 2021 and recent developments  Strongest nine months results since 2012In November 2021, paid a cash dividend in the amount of US$0.10 per common share to shareholders In October 2021, received approval for the listing of the common shares of OceanPal Inc. on the Nasdaq Capital Market under the ticker symbol “OP”, as a result of the spin-off transactionIn October 2021, released the 2020 Environmental, Social and Governance ReportIn September 2021, repurchased the remaining portion of the 9.5% senior unsecured bonds due in 2023In August 2021, repurchased 3,333,333 common shares at a price of $4.50 per shareIn July 2021, agreed to acquire a 2011 Japanese built Kamsarmax dry bulk vessel for a purchase price of $22mSecured US$209m contracted revenues for 97% of the total 2021 days and also secured US$83.2m for the 27% of the total 2022 days

 We create to share 6  Financial Highlights for the 3rd Quarter 2021  TC Revenues  $57.3m  $42.3m  Earnings/(Loss) per common share, diluted  $0.16  ($0.17)         Three months ended September 30, 2021 2020  Source: Company’s filings with the U.S. Securities and Exchange Commission  Cash, Cash Equivalents and Restricted cash  $146.2m  $82.9m  Long-term debt, net of deferred financing costs   $434.7m  $420.3m         September 30, 2021 December 31, 2020

Recent Chartering Activity*

We secured charters on **11 vessels***

- **9** Panamax/Kamsarmax/Post-Panamax vessels chartered at a weighted average daily rate of **$25,858** for a remaining average period of **336** days per vessel**, compared to weighted average daily rate of $25,693 for previous quarter's chartering activity.
- **2** Capesize vessels chartered at a weighted average daily rate of **$33,437** for a remaining average period of **148** days per vessel**, compared to weighted average daily rate of $25,957 for previous quarter's chartering activity.

VESSEL	TYPE	BUILT	RATE
Atalandi	Panamax	2014	$24,500
Leto	Panamax	2010	$25,500
Myrsini	Kamsarmax	2010	$22,000
Amphitrite	Post-Panamax	2012	$27,000
Crystalia	Panamax	2014	$26,100
Maera	Panamax	2013	$26,000
Myrto	Kamsarmax	2013	$28,500
Houston	Capesize	2009	$27,000
Phaidra	Post-Panamax	2013	$28,000
Selina	Panamax	2010	$26,500
Baltimore	Capesize	2005	$56,000


Q4/20
Q1/21
Q2/21
Q3/21
Q4/21
Q1/22
Q2/22
Q3/22
Q4/22
Q1/23
Previous Charter Period
Fixed Period **

*As of November 9, 2021
**Earliest redelivery date
Source: Company's filings with the U.S. Securities and Exchange Commission

DIANA SHIPPING INC.

We create to share 7

We create to share 8  Income Statement*    $ Millions  $ Millions  Time charter revenues  57.3  42.3  Expenses      Voyage expenses  0.7  2.9  Vessel operating expenses  18.8  21.3  Depreciation and amortization of deferred charges  10.3  9.4  General and administrative expenses  7.2  9.5  Management fees to related party  0.3  0.5  Vessel impairment charges  -  6.8  (Gain)/Loss on sale of vessels  (1.6)  -  Other loss   0.3  0.3  Operating Income/(Loss)  21.3  (8.4)  Interest expense and finance costs  (5.7)  (4.9)  Interest income  -  0.1  (Loss)/gain on extinguishment of debt  (0.8)  0.4  Loss from equity method investment  (0.1)  (0.3)  Total other expenses, net  (6.5)  (4.8)  Net Income/(Loss)  14.7  (13.2)  Dividends on series B preferred shares  (1.4)  (1.4)  Net Income/(Loss) attributed to common stockholders  13.3  (14.6)  Earnings/(Loss) per common share, basic  0.17  (0.17)  Earnings/(Loss) per common share, diluted  0.16  (0.17)   Three months ended September 30, 2021 2020  *The statement may include rounding differencesSource: Company’s filings with the U.S. Securities and Exchange Commission

   We create to share 9  Income Statement*    $ Millions  $ Millions  Time charter revenues  145.4  127.1  Expenses      Voyage expenses  4.7  10.5  Vessel operating expenses  56.6  63.4  Depreciation and amortization of deferred charges  30.4  32.7  General and administrative expenses  21.1  25.7  Management fees to related party  1.2  1.5  Vessel impairment charges  -  102.5  (Gain)/Loss on sale of vessels  (1.4)  1.1  Other loss  0.3  0.1  Operating Income/(Loss)  32.4  (110.6)  Interest expense and finance costs  (15.0)  (16.9)  Interest income  0.1  0.7  (Loss)/gain on extinguishment of debt  (1.0)  0.4  Loss from equity method investment  (0.3)  (0.4)  Total other expenses, net  (16.2)  (16.2)  Net Income/(Loss)  16.3  (126.8)  Dividends on series B preferred shares  (4.3)  (4.3)  Net Income/(Loss) attributed to common stockholders  11.9  (131.1)  Earnings/(Loss) per common share, basic   0.15  (1.53)  Earnings/(Loss) per common share, diluted  0.14  (1.53)  *The statement may include rounding differencesSource: Company’s filings with the U.S. Securities and Exchange Commission   Nine months ended September 30, 2021 2020

   We create to share 10  Balance Sheet*  *The statement may include rounding differences**Net of deferred financing costs of $8.7 million.***Includes $18.0 million restricted cash.Source: Company’s filings with the U.S. Securities and Exchange Commission  As of September 30, 2021$435 million Total Debt**$146.0 million of Cash***Net Debt of $297 million   September 30, 2021 December 31, 2020  Assets  $ Millions  $ Millions  Cash, cash equivalents and restricted cash   146.2  82.9  Other current assets  14.7  41.8  Vessels, net  682.1  716.2  Other fixed assets, net  25.9  21.7  Other non-current assets   9.8  9.9  Total Assets  878.8  872.4        Liabilities and Stockholders’ Equity      Long-term debt, net of deferred financing costs  434.7  420.3  Other liabilities  28.2  23.5  Total stockholders’ equity  415.9  428.6  Total Liabilities and Stockholders’ Equity  878.8  872.4

   We create to share 11  Summary of Selected Financial & Other Data  Statement of Operations Data ($ Millions)      Time charter revenues  57.3  42.3  Voyage expenses  0.7  2.9  Vessel operating expenses  18.8  21.3  Net income/(loss)  14.7  (13.2)  Net income/(loss) attributed to common stockholders  13.3  (14.6)  Fleet data      Average number of vessels  36.3  40.4  Number of vessels  36.0  40.0  Weighted average age of vessels  10.5  10  Ownership days  3,342  3,719  Available days  3,302  3,670  Operating days  3,253  3,572  Fleet utilization  98.5%  97.3%  Average Daily Results       Time charter equivalent (TCE) rate*  17,143  10,735  Daily vessel operating expenses**   5,635  5,732         Three months ended September 30, 2021 2020  *Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.  **Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.   Source: Company’s filings with the U.S. Securities and Exchange Commission

   We create to share 12  Summary of Selected Financial & Other Data  Statement of Operations Data ($ Millions)      Time charter revenues  145.4  127.1  Voyage expenses  4.7  10.5  Vessel operating expenses  56.6  63.4  Net income/(loss)  16.3  (126.8)  Net income/(loss) attributed to common stockholders  11.9  (131.1)  Fleet data      Average number of vessels  37.2  41.1  Number of vessels  36.0  40.0  Weighted average age of vessels  10.5  10.0  Ownership days  10,143  11,251  Available days  10,055  10,695  Operating days  9,945  10,410  Fleet utilization  98.9%  97.3%  Average Daily Results       Time charter equivalent (TCE) rate*  13,984  10,900  Daily vessel operating expenses**   5,577  5,639        *Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.  **Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.   Source: Company’s filings with the U.S. Securities and Exchange Commission  Nine months ended September 30, 2021 2020

     Current Debt Amortization Profile  We create to share 13

           We create to share 14  Breakeven Costs  Modest All-in   *As of September 30, 2021**As of September 30, 2021, adjusted for non-cash items. Includes management fees to Diana Wilhelmsen Management Limited.***Assumes earliest redelivery dates of all vessels on charter. Source: Company  Per DayPer Vessel  Free Cash FlowBreakeven=$13,948  As of November 10, 2021  2021  2022  Average Daily Time Charter Rate of Fixed Revenues***  $16,097  $25,209  % of Total Fixed Days  97%  27%

 We create to share 15  *From November 10, 2021**As of September 30, 2021 (slide 15)*** Assumes vessels fixed for 12 months upon redelivery to owners from previous charter**** As of November 12, 2021Source: Company’s filings with the U.S. Securities and Exchange Commission    Panamax  Kamsarmax  Post-Panamax  Capesize  Newcastlemax  Q4 2021  $23,134  $24,470  $23,134  $26,972  $32,366  Q1 2022  $19,288  $20,624  $19,288  $15,222  $18,266  Q2 2022  $19,243  $20,579  $19,243  $19,654  $23,585  Q3 2022  $17,321  $18,657  $17,321  $24,714  $29,657  Q4 2022  $16,143  $17,479  $16,143  $22,914  $27,497  Q1 2023  $12,771  $14,107  $12,771  $13,557  $16,268  Q2 2023  $12,789  $14,125  $12,789  $14,858  $17,830  Q3 2023  $13,112  $14,448  $13,112  $18,279  $21,934  Q4 2023  $13,112  $14,448  $13,112  $18,279  $21,934  FFA rates**** used for the unfixed revenues calculation  Breakeven vs Estimated Revenue for the remainder of 2021 & 2022  *

 We create to share 16  Dry Bulk Market Overview  Source: Clarksons SIN

 Source: Clarksons SIN  We create to share 17      4.9%      8.2%      3.6%      12.7%  Key demand drivers  CAGR (2000-f2021)

 We create to share 18  Major Seaborne Commodity Prices  Source: Clarksons SIN  Increase YTDChinese Steel +36%US Wheat +31%US Corn +23%Chinese Iron Ore -21%Australian Thermal Coal +185%

 Source: Clarksons SIN  We create to share 19  orderbook is at a historical low  Dry bulk  The dry bulk orderbook is at a 20-year low point, total orderbook in % of total fleet is <7%

         Diana Shipping Inc.’s Summary  Robust balance sheet and low cash flow breakeven points  Strong positive cash flows, enhancing the ability to pay quarterly dividends  Conditions accommodate potential growth and fleet renewal          We create to share 20  Maintain disciplined strategy, which protects the downside and allows for shareholder value generation throughout the various market cycles

     Q & A

     Appendix

   Non-speculative & disciplined employment  *The charter rate is $17,750 per day for the first one hundred five (105) days of the charter period.**Vessel sold and delivered to her new owners on July 30, 2021.***As of November 10, 2021Source: Company  Fixed Period  Previous Charter Period      strategy      Average contract duration0.98 years   Secured Revenues $209m*** for the year 2021      Average Daily TC Rate of Fixed Revenues16,097*** for the year 2021